Flat Rock Core Income Fund 1350 6th Avenue, 18th Floor New York, NY 10019	ALPS Distributors, Inc. 1290 Broadway, Suite 1000 Denver, Colorado 80203

VIA ELECTRONIC TRANSMISSION

November 19, 2020

Lisa N. Larkin

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Flat Rock Core Income Fund’s Registration Statement on Form N-2, Pre-Effective Amendment No. 3 – File Nos: 333-240039

Dear Ms. Larkin:

Flat Rock Core Income Fund (the "Registrant") and ALPS Distributors, Inc., the principal underwriter for the Registrant, each an undersigned, hereby request pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 act of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s registration statement on Form N-2 be accelerated to 9:00 A.M. ET on Monday, November 23, 2020, or as soon as practicable thereafter.

If you have any questions concerning this filing, please contact the Registrant’s counsel, Owen J. Pinkerton at (202) 263-4144.

Flat Rock Core Income Fund By: /s/ Richard A. Petrocelli Name: Richard A. Petrocelli Title: Treasurer, Chief Financial Officer, Chief Operating Officer	ALPS Distributors, Inc. By: /s/ Bradley J. Swenson Name: Bradley J. Swenson Title: President, Director and Chief Operating Officer